SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

U.S. Auto Parts Network, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

90343C100

(CUSIP Number)

Maguire Asset Management, LLC

1810 Ocean Way

Laguna Beach, California 92651

Attention: Timothy Maguire

Telephone: (610) 517-6058

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 26, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 90343C100

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Timothy Maguire

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER 1,700,000
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 1,700,000
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.: 90343C100

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Maguire Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER 1,700,000
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 1,700,000
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.: 90343C100

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Maguire Financial, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER 1,700,000
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 1,700,000
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14	TYPE OF REPORTING PERSON

PN

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the common stock, par value $0.001 per share, of U.S. Auto Parts Network, Inc., a Delaware corporation (the “Company” or the “Issuer”). This Amendment No. 1 supplements Items 4 and 7 of the Schedule 13D originally filed on July 18, 2013.

ITEM 4.	Purpose of Transaction.

On July 26, 2013, Maguire Asset Management sent a letter to the Chairman of the Company’s Nominating and Corporate Governance Committee (the “Committee”) requesting that the Committee consider Sean Sweeney to fill the vacancy on the Company’s Board of Directors. A copy of such letter is attached hereto as Exhibit B and is incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit B. Letter dated July 26, 2013 to the Chairman of the Nominating and Corporate Governance Committee of U.S. Auto Parts Network, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2013

/s/ Timothy Maguire
Timothy Maguire

Maguire Asset Management, LLC

By:	/s/ Timothy Maguire
Timothy Maguire, Managing Member

Maguire Financial, LP
By: Maguire Asset Management, LLC, its general partner

By:	/s/ Timothy Maguire
Timothy Maguire, Managing Member

Exhibit List

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B- Letter dated July 26, 2013 to the Chairman of the Nominating and Corporate Governance Committee of U.S. Auto Parts Network, Inc. (attached hereto)

July 26, 2013

U.S. Auto Parts Network, Inc.

16941 Keegan Avenue

Carson, California 90746

Attention: Robert Majteles

Chairman of the Nominating and Corporate Governance Committee

Dear Mr. Majteles:

Please allow me to introduce myself – my name is Tim Maguire and I am the Managing Partner at Maguire Asset Management, LLC. My firm presently owns 5.1 percent of the outstanding common equity of U.S. Auto Parts Network, Inc., as disclosed in our Schedule 13D filing of July 18th. I decided to take this position after extensive research in your Company and meeting with your CFO, David Robson. I met with David in early May and left the meeting with the belief that, not only is this Company undervalued, but the Company’s stock price could appreciate significantly once the “Google glitch” has been resolved and the Company begins to demonstrate consistent growth. I think the Company’s Management, Board and Founders have done an excellent job in establishing the Company as a leader in selling auto parts direct to the consumer via the Internet, and frankly, I do not think this leadership position is accurately reflected in your stock price. I am also encouraged, from an alignment of interest’s standpoint, by the large ownership stake of the Company’s insiders.

Let me share a little about my background. I received my bachelor degree from Saint Joseph’s University in Philadelphia. Upon graduating, I went to work for Philadelphia Insurance Companies, a family owned insurance company. When I started with the company in 1988, our annual sales were approximately 20 million dollars - rather small by insurance company standards. The management team included me and my cousin, Sean Sweeney. We took the Company public in 1993 with the stock ticker (PHLY).

Mr. Robert Majteles

July 26, 2013

Like U.S. Auto Parts, PHLY exploited a niche – we became the leaders in property & casualty insurance for non-profit organizations. Under Sean’s leadership, we developed a tenacious sales and marketing culture. Sean and I hired, trained and managed a team of highly motivated sales representatives, and developed our own sales process called "Sales Trac" which generated outstanding results. Despite competition from larger players in the industry such as AIG, Travelers and Hartford, our company prospered as we grew our sales to over 2 billion dollars by 2009. In December of that year, Tokio Marine Group purchased PHLY for 4.7 billion dollars in cash.

While I would welcome a meeting with Management, as indicated in my Schedule 13D filing, I am also aware that the Board is searching for a new Director. I am enclosing the resume of Sean Sweeney, formerly President and CEO of Philadelphia Insurance Companies, for the Nominating Committee’s review and consideration. I firmly believe Sean’s qualifications and experience would be an asset to the Board, and I know that Sean would look forward to collaborating with the current Board members to enhance value for all shareholders. I encourage a face to face interview with Sean at the Committee’s earliest convenience.

Respectfully,

TJM/cc

Enclosure